UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (the “Filer”): EMERA INCORPORATED

B.	(1) This is [check one]:

☒	an original filing for the Filer

☐	an amended filing for the Filer

(2) A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:	EMERA INCORPORATED
Form Type:	Registration Statement on Form F-10 (the “Form F-10”)
File Number (if known):	333-283517
Filed By:	EMERA INCORPORATED
Date Filed (if filed concurrently, so indicate):	November 27, 2024 (filed concurrently with Registration Statement on Form F-10)

D.	The Filer is incorporated or organized under the laws of

The Province of Nova Scotia, Canada

and has its principal place of business at:

5151 Terminal Road
Halifax NS Canada

B3J 1A1

Telephone: (902) 450-0507

E.	The Filer designates and appoints EUSHI FINANCE, INC. (“Agent”) located at:

EUSHI Finance, Inc.

#37 Route 236

Kittery Properties Suite 101

Kittery, ME 03904

Telephone: 1 (902) 428-6213

as the agent of Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on November 27, 2024 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Country of Canada this November 27, 2024.

This statement has been signed by the following persons in the capacities and on the dates indicated.

Filer: EMERA INCORPORATED

By:	/s/ GREGORY W. BLUNDEN
Name: Gregory W. Blunden
Title: Chief Financial Officer

By:	/s/ BRIAN C. CURRY
Name: Brian C. Curry
Title: Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

EUSHI FINANCE, INC. as authorized Agent for Service of Process of EMERA INCORPORATED

By:	/s/ GREGORY W. BLUNDEN
Name: Gregory W. Blunden
Title: Chief Financial Officer & Director

By:	/s/ BRIAN C. CURRY
Name: Brian C. Curry
Title: Corporate Secretary

Dated: November 27, 2024